

February 24, 2014

<u>Via E-mail</u>
Mr. Tin Nang (Chris) Lui
Chief Financial Officer
Huixin Waste Water Solutions, Inc.
#99 Jianshe Road 3, Pengjiang District, Jiangmen City
Guangdong Province, 529000
People's Republic of China

> **RE:** **Huixin Waste Water Solutions, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **Response Letter Dated February 18, 2014**
> **File No. 0-52339**

Dear Mr. Lui:

We have reviewed your response letter dated February 18, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1.   We note your response to comment six from our letter dated December 19, 2013. It does not appear the materials designated as mineral reserves in your filing meet the requirements of a mineral reserve under Industry Guide 7. Prior to declaring a reserve a detailed feasibility study using the historic three-year average commodity price is required to demonstrate that the deposit can be mined profitably at a commercial rate. Additionally, a company must demonstrate that the required permits can be obtained, including any environmental permits. Please revise accordingly.

2.   As a company without a mineral reserve you must be in the exploration stage pursuant to the definitions in paragraph (a)(4) of Industry Guide 7. Please revise accordingly such that investors understand that you are in the exploration stage until you have established mineral reserves.

Mr. Tin Nang (Chris) Lui
Huixin Waste Water Solutions, Inc.
February 24, 2014
Page 2

3.	Since it appears your mining rights may not include mineral reserves that meet the requirements of Industry Guide 7, please address the following:

- Explain to us how you amortize your mining rights using the units of production method;
- Tell us the nature and amount of any costs you have capitalized related to your mining rights since their acquisition; and
- Explain to us how you will utilize reserve reports to assess your mining rights for impairment.

You may contact David Korvin, Staff Attorney, at (202) 551-3236 or, in his absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief